

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2024

Bracebridge Young
Chief Executive Officer
FTAC Emerald Acquisition Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

> **Re: FTAC Emerald Acquisition Corp.**
> **Preliminary Proxy on Schedule 14A**
> **Filed November 8, 2024**
> **Revised Preliminary Proxy on Schedule 14A**
> **Filed November 21, 2024**
> **File No. 001-41168**

Dear Bracebridge Young:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Derick Kauffman